Exhibit 99.5

Ordinary Resolutions Special Resolution FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Res. 1 Res. 6 Res. 2 Res. 3 Res. 4 Res. 5 BAOZUN INC. TO THE REGISTERED HOLD ERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF BAOZUN INC. Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the c ompany. PLEASE NOTE: Marking this box voids any other instructions marked above. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164 - 0873

BAOZUN INC.

ORDINARY RESOLUTIONS

1. That subject to the Listing Rules, the granting of a share issuance mandate to the board of directors of the company to issue, allot or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of passing of this ordinary resolution be approved.

2. That subject to the Listing Rules, the granting of a share repurchase mandate to the board of directors of the company to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of this ordinary resolution be approved.

3. That subject to the Listing Rules and conditional upon passing of resolution numbers 1 and 2 above, the general mandate referred in resolution number 1 be extended by the addition thereto of the total number of Class A ordinary shares and/or ADSs bought back by the company pursuant to the general mandate referred in resolution number 2, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

4. That the Non-exempt CCT and the proposed annual caps, details of which are set out in the Circular be approved, ratified and confirmed, and any one Director, for and on behalf of the company, be authorized to execute, and where required, to affix the common seal of the company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the Non-exempt CCT.

5. That the adoption of the 2022 Plan with effect from the Effective Date be approved, and the Directors be authorized to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Plan, including without limitation:
   (a) to administer or authorize a committee of the Board to administer the 2022 Plan under which Awards will be granted to the Eligible Individuals (as defined in the 2022 Plan) under the 2022 Plan to subscribe for the Shares and the ADSs of the company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Plan;
   (b) to modify and/or amend the 2022 Plan from time to time provided that such modification and/or amendment is effected in accordance with the terms of the 2022 Plan and subject to the Listing Rules;
   (c) to allot and issue from time to time such Shares which shall not in aggregate exceed 10% of the total number of Shares outstanding as at the date of approval of the 2022 Plan by the Shareholders (the "Scheme Mandate Limit"), as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules;
   (d) to allot and issue to Service Providers (as defined in the 2022 Plan) from time to time such Shares which shall not in aggregate exceed 3% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules; and
   (e) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Plan.

SPECIAL RESOLUTION

6. That the Fifth Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association, incorporating the amendments set out in Appendix III of the Circular, with effect from the Effective Date.

Baozun Inc.
JPMorgan Chase Bank, N.A., Depositary
PO Box 64873, Saint Paul MN 55164-0873

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that an Extraordinary General Meeting (the "Meeting") of Baozun Inc. (the "company") will be held at 17/F, Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, People's Republic of China, on October 21, 2022, at 10:00 a.m. Hong Kong time (or 10:00 p.m. on October 20, 2022, New York time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York time), October 13, 2022. Only the registered holders of record at the close of business on October 3, 2022 (New York time), will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the company, of record as of the close of business on October 3, 2022 (New York time), hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

You can review and download the notice of the Meeting, the proxy statement and the proxy form at the "Investor Relations - Shareholder Meeting" section of the company's website at https://ir.baozun.com, website of the U.S. Securities and Exchange Commission at www.sec.gov and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m. (New York time), October 13, 2022.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.